EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

For the purpose of determining the ratio of earnings to fixed charges, “earnings” consist of income (loss) before income taxes, plus fixed charges and amortization of capitalized interest, less interest capitalized. “Fixed charges” consist of interest expense (including amortization of deferred financing costs, premiums, and discounts), amortization of capitalized expenses related to indebtedness, plus two-thirds of rental expense (this portion is considered to be representative of the interest factor), and are computed as follows:

	As of and for Year Ended December 31, (in thousands)
	2003		2004		2005		2006		2007
Earnings:
Pre-tax income (loss)	$22		$3,989		$(3,475)		$(9,951)		$4,965
Add: Fixed charges	20,868		20,890		23,863		34,387		30,546
Add: Amortization of capitalized interest	62		65		67		71		75
Less: Interest capitalized	(140)		(110)		(106)		(154)		(159)

Total Earnings	$20,812		$24,834		$20,349		$24,353		$35,427

Fixed Charges
Interest expense	$20,135		$20,074		$22,838		$32,653		$28,412
Interest capitalized	140		110		106		154		159
Estimated interest on rental expense	593		706		919		1,580		1,975

Total Fixed Charges	$20,868		$20,890		$23,863		$34,387		$30,546

Ratio of Earnings to Fixed Charges(1)	1.00	x	1.19	x	0.85	x	0.71	x	1.16	x

(1)           For the years ended December 31, 2005 and 2006, we had a deficiency of $3,514 and $10,034, respectively, in earnings to fixed charges.